SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

July 31, 2012

VIA EDGAR CORRESPONDENCE

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Kenneth Cole Productions, Inc.
Schedule 13E-3 filed June 29, 2012
File No. 005-49181
Schedule 14A filed June 29, 2012
File No. 001-13082

Dear Mr. Panos,

On behalf of Kenneth Cole Productions, Inc. (the “Company”) and, with respect to the Schedule 13E-3, the other filing persons, set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 20, 2012 with respect to the above referenced Schedule 13E-3 filed on June 29, 2012 (the “Schedule 13E-3”) and Preliminary Schedule 14A filed on June 29, 2012 (the “Preliminary Proxy Statement”).

For your convenience, enclosed are copies of the revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each of which has been marked to show changes against the initial filing, that are being filed with the Commission today.

For your convenience, we have restated your comments below, followed in each case by our responses. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Revised Preliminary Proxy Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other

Sidley Austin partnerships.

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

Schedule 13E-3

General
Comment 1:

We noticed the statement that “[n]o filing person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person’s signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100.

Response:	In response to the Staff’s comment, such statement has been deleted.
“Item 2. Subject Company Information – (b) Securities,” page 3
Comment 2:

State the number of shares outstanding of the subject class of equity securities as of the most recent practicable date, or explain to us why using a measurement date more recent than the record date is impracticable. See Item 1002(b) of Regulation M-A.

Response:	The number of shares outstanding of the subject class of equity securities reported in “Important Information Concerning the Company—Security Ownership of Certain Beneficial Owners and Management” on page 91 of the Preliminary Proxy Statement and cross-referenced in Item 2(b) on page 3 of the Schedule 13E-3 is accurate as of the most recent practicable date (June 25, 2012) as of the date of the filing of the Preliminary Proxy Statement (June 29, 2012). Such number and date will be revised to reflect the most recent practicable date at the time of filing of the Definitive Schedule 14A. In response to the Staff’s comment, the cross-references to the other three sections (“Questions and Answers about the Special Meeting and the Merger”, “The Special Meeting—Record Date and Quorum” and “The Special Meeting—Required Vote”) have been deleted from Item 2(b) in the Amended Schedule 13E-3, since those sections disclose the number of shares outstanding as of the record date and not the most recent practicable date as required by Item 1002(b) of Regulation M-A.
“Item 2. Subject Company Information – (f) Prior stock purchases,” page 3
Comment 3:	Provide the disclosure required by Item 1002(f) of Regulation M-A with respect to each of the filing persons, or advise.
Response:	In response to the Staff’s comment, we have revised the disclosure on page 4 in the Amended Schedule 13E-3 to reflect that, other than as previously disclosed with respect to stock repurchases by the Company, during the past two years none of the filing persons have purchased any Class A Common Stock.

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

“Item 3. Identity and Background of Filing Person,” page 4
Comment 4:

With respect to each corporation identified as a filing person on Schedule 13E-3, please state the name and address of each natural person specified in Instruction C to Schedule 13E-3 who serves that corporation. See Item 1003(a) of Regulation M-A.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 4 in the Amended Schedule 13E-3 to reflect that Mr. Cole is the sole director, executive officer and beneficial shareholder of Parent, Intermediate Holdco and Merger Sub and to note that Mr. Cole’s address is disclosed in the table setting forth the business address and employment history of the Filing Persons.
Signature
Comment 5:

Please file with the Schedule 13E-3 evidence of each authorized representative’s authority to sign on behalf of each of KMC Partners L.P. and Cole Family Holdco, LLC, or advise. See the Instruction to Signature on the last page of Schedule 13E-3.

Response:	In response to the Staff’s comment, we have revised the Exhibits section on page 13 in the Amended Schedule 13E-3 to include evidence of each authorized representative’s authority to sign on behalf of each of KMC Partners L.P. and Cole Family Holdco, LLC.
Exhibit 99(c)(2)
Comment 6:

The “Notice to Recipient” states that the materials have not been prepared with a view toward public disclosure and that they are for “discussion purposes only.” In addition, the Notice makes clear the materials may not be reproduced or disseminated without Bank of America/Merrill Lynch’s prior written consent. Advise us, with a view toward revised disclosure, whether unaffiliated security holders may rely upon the disclosures contained within this report when making their investment and voting decisions. In addition, advise us whether Bank of America/Merrill Lynch has provided their consent for the public release of this report in connection with the Schedule 13E-3 filing.

Response:	We respectfully submit that the language referenced by the Staff is similar to qualifying disclosures commonly made with respect to information included in

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

proxy statements, such as projections. We further respectfully submit, based on a review of certain precedent Schedule 13E-3 filings examined by the Staff, that the phrases noted by the Staff are not disclosures that the Staff has indicated as objectionable in the past. For example, a BofA Merrill Lynch presentation appended to the Schedule 13E-3 filed by Continental Minerals Corporation on April 7, 2011 (see Exhibit (c)(5) thereof) contains comparable “Notice to Recipient” language. In addition, the three publicly filed (filed, respectively, on February 18, 2011, March 23, 2011 and April 6, 2011) response letters from Continental Minerals Corporation to the SEC with regard to Staff comments on that Schedule 13E-3 do not indicate that the Staff found such language objectionable with respect to that Schedule 13E-3 filing. More recently, BofA Merrill Lynch presentations containing comparable “Notice to Recipient” language were appended to the Schedule 13E-3 filed by Venoco, Inc. on May 3, 2012 (see Exhibits (c)(2), (c)(3) and (c)(4) thereof). We also believe that similar language is typical for other investment banks in their presentations appended to Schedule 13E-3 filings reviewed by the Staff (see e.g., the Schedule 13E-3 filed by Emdeon Inc. on August 22, 2011, the Schedule 13E-3 filed by China Fire & Security Group, Inc. on June 10, 2011, the Schedule 13E-3 filed by CNA Surety Corporation on May 11, 2011 and the Schedule 13E-3 filed by Shamir Optical Industry Ltd. on December 1, 2010.

In addition, the BofA Merrill Lynch presentations attached as exhibits to the Schedule 13E-3 and the opinion letter attached as Annex B to, and the summary of the opinion and related financial analyses included under the heading “Opinion of the Special Committee’s Financial Advisor” of, the Preliminary Proxy Statement do not contain limiting language that the Staff has indicated as objectionable in the past (e.g., the disclaimers in the above-mentioned materials do not state that they are “solely” for the use of the Board of Directors or Special Committee). We also note for the Staff the language included in the Schedule 13E-3 which indicates pursuant to Item 1015(c) of Regulation M-A that the reports referenced in Item 9 will be available for inspection and copying at the principal executive offices of the Company.

Given the foregoing and the line item requirements of Schedule 13E-3 and the proxy rules, we respectfully submit that revised disclosure is not required in this regard. However, in light of the Staff’s comment, we have included the inspection and copying language in the full text of the Revised Preliminary Proxy Statement and also have included in the Revised Preliminary Proxy Statement and Amended Schedule 13E-3 disclosure encouraging shareholders to read the entire Schedule 13E-3, including the exhibits, in connection with their consideration of the Merger.

We also supplementally advise the Staff that BofA Merrill Lynch has consented to the inclusion of the materials attached to the Schedule 13E-3 filing as Exhibits (c)(2) and (3).

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

Schedule 14A
“Summary Term Sheet – The Merger Proposal,” page 2
Comment 7:	Please provide a cross-reference to a more detailed discussion of the transaction terms contained within the Proxy Statement, or advise. See Item 1001 of Regulation M-A.
Response:	In response to the Staff’s comment, such a cross-reference has been added.
“Summary Term Sheet – Treatment of Company Awards,” page 4
Comment 8:	Please provide a cross-reference to the more detailed discussion regarding the treatment of company awards contained within the Proxy Statement. See Item 1001 of Regulation M-A.
Response:	In response to the Staff’s comment, such a cross-reference has been added.
“Questions and Answers About the Special Meeting and the Merger,” page 13
Comment 9:

To the extent that any of the information provided under this caption is intended to respond to Item 1 of Schedule 13E-3, please provide a cross-reference to a more detailed discussion contained in the Proxy Statement. See Item 1001 of Regulation M-A.

Response:	In response to the Staff’s comment, additional cross-references have been added.
“The Board of Directors,” page 33
Comment 10:

Revise to expressly indicate the reason(s) for Mr. Kenneth Cole’s abstention. The existing disclosure only impliedly states a reason why Mr. Cole may have abstained. See Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 33 and 34 of the Revised Preliminary Proxy Statement to reflect that Mr. Cole abstained from the vote and recused himself from the discussion because Mr. Cole has interests in the Merger different from the interests of the Company’s unaffiliated shareholders generally.

Comment 11:	Revise the Board’s fairness determination to expressly address the fairness of the proposed transaction to unaffiliated stockholders. The generic reference to Public Stockholders is not consistent with the applicable regulatory provision, and the term has been defined to include persons that could still include affiliates. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

Response:

In response to the Staff’s comment, the sections concerning the Board of Director’s fairness determination and the Special Committee’s fairness determination (respectively, the “The Board of Directors” section beginning on page 33 of the Revised Preliminary Proxy Statement and the “Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” section beginning on page 28 of the Revised Preliminary Proxy Statement), have been revised to expressly address the fairness of the proposed transaction to the unaffiliated shareholders rather than to the Public Stockholders.

Comment 12:

The material factors upon which the Board relied in reaching its fairness determination should, at a minimum, include an analysis of the factors identified in Instruction 2 to Item 1014. To the extent any of these factors were not considered relevant or applicable, the disclosure should include a brief explanation as to why. See Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A. Refer also to Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response:

In making its fairness determination, the Board of Directors “expressly and unanimously adopted the analysis of the Special Committee” as stated in the “The Board of Directors” section on page 34 of the Revised Preliminary Proxy Statement. The various factors that the Special Committee considered in its analysis are outlined in the “Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” section of the Revised Preliminary Proxy Statement beginning on page 28. With respect to the specific Item 1014 factors listed in paragraphs (c), (d) and (e) of Item 1014 and Instruction 2 to Item 1014, the treatment of each in the Revised Preliminary Proxy Statement is as follows:

(c) “Approval of security holders.” This factor is discussed in the first bullet point in the paragraph on page 31 concerning procedural safeguards.
(d) “Unaffiliated representative.” Please see the response to Comment 14 below.
(e) “Approval of directors.” This factor is discussed on page 28:

“The Special Committee evaluated, with the assistance of its legal and financial advisors, the Merger Agreement and the Merger and, on June 5, 2012, unanimously determined that the transactions contemplated by the

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

Merger Agreement and the Ancillary Agreements, including the Merger are advisable, and fair to, and in the best interests of, the unaffiliated shareholders;”

In addition, the fact that the members of the Special Committee are all non-employee directors has been added to the definition of Special Committee on page 3 of the Revised Preliminary Proxy Statement.

Instruction 2(i) “Current market prices.” This factor is discussed in a bullet point on page 29:

“the current and historical market prices of the Class A Common Stock, including the market performance of the Class A Common Stock relative to that of other participants in the Company’s industry and general market indices, and the fact that the merger consideration of $15.25 per share represented a premium of 17% to the closing price of the Company’s shares on February 23, 2012, the last trading day before the announcement by Mr. Cole of his initial proposal, and a premium of 28% over the average closing price of the Company’s Class A Common Stock for the 45 trading days prior to that date, and the fact that during the period since Mr. Cole publicly announced his bid, share prices dropped for publicly traded apparel and footwear companies that are deemed industry comparables to the Company;”

Instruction 2(ii) “Historical market prices.” This factor is discussed in the bullet point referenced with respect to Instruction 2(i) above.

Instruction 2(iii) “Net book value.” The reasons for not considering this factor are discussed on page 33:

“Further, the Special Committee did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company’s net book value per share as of March 31, 2012 was approximately $7.93, or approximately 52% lower than the $15.25 per share cash merger consideration.”

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

Instruction 2(iv) “Going concern value.” In response to the Staff’s comment, the following disclosure has been added on page 33 with respect to going concern value:

“In its evaluation of the transaction, while the Special Committee did not believe that there was a single method for determining “going concern value,” the Special Committee believed that the future financial results reflected in management’s projections for the Company and the related additional factors considered by the Special Committee provided an indication of the Company’s going concern value.”

Instruction 2(v) “Liquidation value.” The reasons for not considering this factor are discussed on page 33:

“In the course of reaching its decision to recommend to the Board of Directors that the Board of Directors approve the Merger Agreement, the Special Committee did not consider the liquidation value of the Company because it considered the Company to be a viable going concern and therefore did not consider liquidation value to be a relevant methodology.”

Instruction 2(vi) “Purchase prices paid…” The only purchases of Common Stock by the filing persons over the past two years were the repurchases executed by the Company in 2011 as described in the “Transactions in Common Stock” section on page 93 of the Revised Preliminary Proxy Statement. Each such repurchase was completed at market price at the time, therefore this factor is a subset of the “historical market prices” factor referenced with respect to Instruction 2(ii) above. We have revised the disclosure on page 33 to clarify.

Instruction 2(vii) “Any report, opinion, or appraisal…” This factor is discussed in a bullet point on page 30:

“the opinion and financial presentation of BofA Merrill Lynch, dated June 5, 2012, to the Special Committee as to the fairness, from a financial point of view and as of such date, to holders of Class A Common Stock (other than Excluded Holders and their respective affiliates and associates) of the $15.25 per share merger consideration to be received by such holders, which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in the section entitled “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 34;”

Instruction 2(viii) “Firm offers…” This factor is not relevant since no persons other than the filing persons have made any such firm offers in the past two years. We have added disclosure on page 33 to explain why this factor is not relevant.

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

Comment 13:

The Board may expressly adopt the analysis of another filing party that considered the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A, provided, however, that such party specifically addressed these factors and the revised disclosure explicitly references the Board’s adoption of such analyses. To the extent the Board adopts another party’s analyses instead of producing their own, please ensure that going concern value is addressed as an independent factor. Refer to Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response:

We note that the Board of Directors “expressly and unanimously adopted the analysis of the Special Committee” as stated in the “The Board of Directors” section on page 34 of the Revised Preliminary Proxy Statement, and in response to the Staff’s comments, the Revised Preliminary Proxy Statement on page 33 explicitly references that the Special Committee and Board of Directors considered the Company’s going concern value, as described in the discussion of Instruction 2(iv) in response to Comment 12 above.

Comment 14:

Revise the fairness discussion to expressly discuss how the conclusion was reached that the transaction was fair despite the apparent absence of an unaffiliated representative retained by non-employee directors to negotiate solely on behalf of unaffiliated security holders. See Item 8 of Schedule 13E-3 and corresponding Item 1014(d) of Regulation M-A. Refer also to Q & A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Response:	In response to the Staff’s comment, an additional paragraph was added to the Revised Preliminary Proxy Statement in the “Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” section on page 28 as follows:

“The Special Committee engaged its own legal and financial advisors and received advice throughout the negotiations from such advisors. Since the members of the Special Committee are independent non-employee directors, the Special Committee believed that it could effectively represent the unaffiliated shareholders in negotiating the terms of the Merger and did not believe it necessary to retain a separate unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purposes of negotiating the Merger.”

Comment 15:	Revise the fairness determinations made by the other filing parties to conform to the comments issued in this section to the extent applicable.
Response:	We note that the Preliminary Proxy Statement provided on pages 41 and 44 that each of the Family Stockholders, Family LLC, Parent, Intermediate Holdco and

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

Merger Sub agree with and adopt the analysis and resulting conclusions of the Board and the Special Committee described in the “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger” section. These statements remain in the Revised Preliminary Proxy Statement on pages 41 and 44 and, in addition, the Revised Preliminary Proxy Statement on the same pages explicitly references that each of the Family Stockholders, Family LLC, Parent, Intermediate Holdco and Merger Sub agree with and adopt the Special Committee’s and Board’s analysis with respect to the Company’s going concern value.
“Special Factors – Certain Effects of the Merger,” page 44
Comment 16:

Describe the effects of the transaction on each affiliate’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Response:

In response to the Staff’s comment, we have revised the table on pages 46 and 47 in the Revised Preliminary Proxy Statement to show the effects of the transaction on each affiliate’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages.

Comment 17:

Revise to quantify the cost savings associated with the Company’s future avoidance of the need to comply with the federal securities laws. In addition, revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of the Company’s future use of any operating loss carryforwards. Quantify this benefit, and explain how the application of the operating loss carryforwards might shelter income that might be higher due in part to the cost savings that might accrue as a result of the transaction’s successful execution. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Response:	In response to the Staff’s comment, we have revised the disclosure on pages 47 and 48 in the Revised Preliminary Proxy Statement to disclose the approximate savings associated with the Company ceasing to be a publicly traded company and to state that, as a result of the Merger, Mr. Cole and the other Family Stockholders may become the beneficiaries of the Company’s future use of net operating loss carryforwards (with a quantification of such benefit) and that the application of the operating loss carryforwards may shelter income that might be higher due in part to the cost savings that might accrue as a result of the transaction’s successful execution.

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

“Important Information Concerning the Company – Market Price of the Company’s Class A Common Stock,” page 91
Comment 18:

We note the disclosure that “there were no dividend payments during 2011 and 2010.” Please revise to disclose whether there were any dividend payments during 2012, or advise. See Item 1002(d) of Regulation M-A and Item 1011(c) of Regulation M-A.

Response:	The Company has not made any dividend payments during 2012 and in response to the Staff’s comment, the disclosure on page 91 of the Revised Preliminary Proxy Statement has been so revised.
“Important Information Concerning the Company – Transactions in Common Stock,” page 93
Comment 19:

Please supplementally advise us, with a view toward revised disclosure, whether the Company has repurchased shares of Class A Common Stock in 2012. If so, please revise the disclosure accordingly. See Item 1002(f) of Regulation M-A.

Response:	The Company has not repurchased shares of Class A Common Stock in 2012 and in response to the Staff’s comment, the disclosure on page 93 of the Revised Preliminary Proxy Statement has been so revised.
Form of Proxy Card
Comment 20:	Revise the form of proxy card to clearly mark it as “preliminary.” See Rule 14a-6(e)(1).
Response:	In response to the Staff’s comment, the form of proxy card has been so revised.

In addition, each filing person in respect of the above-referenced filings acknowledged that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Schedule 14A;

• the Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

July 31, 2012

•	the filings persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter. please call the undersigned at (212)839-5390.

Very truly yours,

/s/ Joseph W. Armbrust

Joseph W. Armbrust, Esq.

Sidley Austin LLP

cc:	Paul Blum (Kenneth Cole Productions, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)